March 3, 2011

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ryan Houseal
            Matthew M. Crispino, Attorney-Advisor

RE:  BLUE SUN MEDIA, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JANUARY 27, 2011
     FILE NO. 333-171891

Messrs. Houseal and Crispino:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Blue Sun Media, Inc.(the "Company") dated January 27, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended)(the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

In your prospectus "subject to completion" legend, you refer to your company as BSM Tech, Inc. Please tell us whether your company is authorized to do business under another name. To the extent that you are not, please refer to your Company using the corporate name authorized for use by the Nevada Secretary of State.

RESPONSE:

We concur with the Staff and have modified the references to the Company as either Blue Sun Media, Inc. or the Company.

STAFF COMMENT 2:

Please revise to include risk factor disclosure discussing the possibility that you will not be able to retain an authorized OTCBB market maker to apply to have your shares quoted on the OTCBB subsequent to your registration statement being declared effective. Such disclosure should also address the possibility that should you retain a market maker to apply to have your shares quoted on the OTCBB, such application may not be accepted. In this regard, we note your plans to develop an active trading market disclosed on page 15.

RESPONSE:

We concur with the Staff and have added the risk disclosure addressing the OTCBB market maker and active trading market.

STAFF COMMENT 3:

Please revise to expand this risk factor to include a discussion of the risks to investors associated with the no-minimum nature of this offering. For example, even if you fail to raise funds sufficient to fund your operations, you will not be obligated to return any of the proceeds raised to investors.

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RESPONSE:

We concur with the Staff and have updated the risk factor to include the impact to investors of the no-minimum offering.

STAFF COMMENT 4:

We note your representation that you are subject to the 15(d) reporting requirements of the Securities Exchange Act of 1934. Please revise this risk factor so that it clearly indicated that you will be subject to those reporting requirements subsequent to your registration statement being declared effective.

RESPONSE:

We concur with the Staff and have updated the reference to reporting requirements of 15(d) under the Securities Act of 1934 after the registration statement is effective.

STAFF COMMENT 5:

You state that you must raise approximately $25,000 in gross proceeds from this offering. You indicate elsewhere in your registration statement, however, that the maximum gross proceeds from this offering will be $30,000, and you disclose in your Use of Proceeds discussion that 100% of the net proceeds from this offering will be $25,000. Please advise, or revise your document to address this inconsistency.

RESPONSE:

We concur with the Staff and have updated this inconsistency. The gross proceeds are $30,00, costs are $5,000, therefore the net proceeds to the Company are $25,000.

STAFF COMMENT 6:

Please provide us with a factual basis for your statement that the market in which you intend to operate is "very fragmented with no leaders." To the extent you relied on reports or other market data created by third parties, please provide us with copies of those documents supplementally. Please ensure that the relied upon text contained in any third-party reports provided is highlighted and cross-referenced to the part of your document where such information is used. In this regard, we also note your representation regarding the percentage of internet users under "Market Overview" on page 18.

RESPONSE:

We concur with the Staff and have updated the reference to the "very fragmented with no leaders" section and included third-party supplemental information to support the registration statement.

STAFF COMMENT 7:

Given that you are a development stage company that has not yet developed a product or commenced operations, please tell us the basis for your statement that well-established companies such as Yahoo!, Goggle, and Facebook could be your potential competitors. We also refer to your disclosure under the sub-caption "Competition" on page 23.

RESPONSE:

We concur with the Staff and have added the Company's perspective as to why we believe Yahoo!, Google, and Facebook will be our competitors.

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STAFF COMMENT 8:

We note that this risk factor sub-caption references to a company with a name different than your own. Please advise or revise your document as necessary.

RESPONSE:

We concur with the Staff and have updated this reference which was a typo.

STAFF COMMENT 9:

Please revise this risk factor disclosure to indicate that 20 million of your 520 million authorized shares are preferred stock. You should also describe any potential advise effects that the issuance of those shares of preferred stock could have on the holders of your common stock.

RESPONSE:

We concur with the Staff and have revised the disclosure to state the preferred stock and the potential impact of issuing the preferred stock could have on the common stockholders.

STAFF COMMENT 10:

You disclose that you do not anticipate paying dividends on your common stock in the foreseeable future, and that the only way to liquidate your investment would be to sell your stock. Please revise this risk factor to clearly explain that unless you pay dividends, your investor will not be able to receive a return on their shares unless they sell them at a price higher than that which was initially paid for such shares.

RESPONSE:

We concur with the Staff and have updated the risk disclosure to state that unless the Company pays dividends, the investor will need to sell their stock at a higher price than what was originally paid to obtain a return on their shares.

STAFF COMMENT 11:

You represent that in addition to being subject to the reporting requirements of the Securities Exchange Act of 1934, you are also required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Please clarify that you are not subject to paragraphs (a) and (b) of Item 308 of Regulation S-K until you either have been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year and that you will not be subject to paragraph (b) until you are an accelerated or large accelerated filer. See Instruction 1 to Item 308.

RESPONSE:

We concur with the Staff and have updated the reporting requirements required under Item 308 of Regulation S-K.

STAFF COMMENT 12:

The table indicates that you are providing compensation data for fiscal 2011. Please revise to provide compensation data for your last completed fiscal year. Refer to Item 402(n)(1) of Regulation S-K.

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RESPONSE:

We concur with the Staff and revised the compensation table for our last completed fiscal year.

STAFF COMMENT 13:

We note that your financial statements for the period ending December 31, 2010 have been audited by Dov Zaidman, CPA, CITP, CPA Firm. However, the Report of Independent Registered Public Accounting Firm is signed by ZS Consulting Group LLP. Please advise.

RESPONSE:

We concur with the Staff and have updated the note that our financial statements have been audited by ZS Consulting Group, LLP.

STAFF COMMENT 14:

We note that the third paragraph of the report does not confirm to the requirements of AU Section 508.08h in that it refers to the financial position of Blue Sun Media Inc. for the year ended December 41, 2010, and also does not make any reference to the results of operations or cash flows for any period.

RESPONSE:

We concur with the Staff and our accountants have updated the Audit Report to conform with the requirements of AU Section 508.08h.

STAFF COMMENT 15:

Please file your legality opinion with your next amendment. If you are not in a position to do so, please provide a draft copy of the opinion for us to review.

RESPONSE:

We concur with the Staff and have added the legality opinion.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 541-499-1637.

Sincerely,

/s/ Elise Travertini

Elise Travertini
Chief Executive Officer

Enclosure

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